April 21, 2011
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	AMC Networks Inc. Form 10-12B Filed March 17, 2011 File No. 001-35106
Dear Mr. Spirgel:
          This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated April 8, 2011, concerning the Form 10 (the “Form 10”) of AMC Networks Inc. (the “Company”).
          The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10 as filed on March 17, 2011 and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 1 to the Form 10, as filed on April 21, 2011. The Company has, concurrently with the filing of this response letter, provided six marked copies of the Information Statement via messenger. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.
General
1.	Please file all of your exhibits that are to be filed by amendment as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.
Company Response: The Company intends to file all remaining exhibits as soon as possible. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Form 10 to afford the Staff adequate time to complete its review.
2.	Please fill in the blanks with missing information throughout your Form 10. We may have additional comments once this information is included.

Company Response: The Company intends to provide all remaining information in the Form 10 as soon as possible. The Company recognizes that all missing information must be included in the filing sufficiently in advance of the planned effectiveness of the Form 10 to afford the Staff adequate time to complete its review.
Summary, page 1
Our Strengths, page 2
3.	In the interest of balancing your disclosure here, please revise to discuss the principal challenges the spun-off company is likely to face including the increased debt load you will assume after completion of the Financing Transactions and the intense competition in the markets you participate.
Company Response: The requested disclosure has been added to the Form 10. Please see page 4.
Questions And Answers About The Distribution, page 11
What is the reason for the distribution, page 12
4.	Explain why Cablevision’s board believes the Distribution will potentially “increase the aggregate stock price of Cablevision and the Company relative to the pre-Distribution value of outstanding Cablevision stock.” We note your statements under Risk Factors that you cannot assure aggregate share value will be greater than or equal to the pre-Distribution value.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 13 and 17.
Risk Factors, page 21
5.	Please revise your risk factor headings to ensure that each heading is a statement of the risk that you will subsequently discuss and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:
•	A limited number of distributors account for a large portion of our business

•	We rely on key personnel and artistic talent

•	We do not have an operating history as a public company

•	We are controlled by the Dolan family
Company Response: The requested revised disclosure has been added to the Form 10. Please see pages 22 through 32.

We are subject to intense competition, page 22
6.	We note your statement that “following the Distribution, [you] will no longer be owned by Cablevision, which could impact the competitive landscape in which [you] operate.” Expand your disclosure to explain how so. Within your expanded disclosure account for your statement on page 16 that the Distribution will limit your ability “to pursue cross-company business transactions and initiatives with other businesses of Cablevision.”
Company Response: The requested disclosure has been added to the Form 10. Please see pages 13, 17 and 24.
Business, page 32
Our Company, page 32
7.	You indicate that advertising sales accounted for 37% of fiscal 2010 revenues. Fully discuss this aspect of your business. Your disclosure should cover, at minimum, the material characteristics of the advertising arrangements entered into, including your obligations and the number and type of customers with whom you contract.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 41 and 58.
Our Strategy, page 33
National Networks, page 34
8.	We note that you include Nielsen subscriber information for some of your networks. Please provide us with marked copies of materials that support the figures included.
Company Response: The Nielsen report that supports the subscriber figures on pages 37 and 38 of the Form 10 are being provided to the Staff as supplementary information concurrently with the filing of this response letter.
Regulation, page 40
9.	Revise this section to:
•	Explain whether you engage in the practices described under Wholesale “A La Carte,”

Company Response: The Company has added additional language to the Form 10 in response to this comment. Please see pages 42 and 43.
•	Explain the difference between broadcasters vis-à-vis programming networks under Effect of “Must-Carry” Requirements and on page 22, and
Company Response: The discussion on page 22 does not relate to the effect of must-carry on the channel space available for the national programming networks. Rather, it describes the advantage that broadcaster-affiliated programming services have in gaining carriage because of FCC rules that allow a broadcaster to condition a distributor’s carriage of a broadcast station on carriage of those affiliate programming services. The Company has added additional language to the Form 10 in response to this comment. Please see page 43.
•	Elaborate with regard to how the rules described under Media Ownership Restrictions might limit “the activities or strategic business alternatives available to [you].”
Company Response: The requested disclosure has been added to the Form 10. Please see page 43.
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations, page 53
10.	Delete your reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as your company is not already a public reporting company and therefore the safe harbor is not available.
Company Response: The Company believes that the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is appropriate because it is contained in an information statement that will be distributed by Cablevision Systems Corporation (“Cablevision”), an issuer that is currently subject to Section 13(a) of the Securities Exchange Act of 1934 and therefore eligible for the benefit of the safe harbor. At the time the information statement is provided to Cablevision shareholders (shortly following the record date for the Distribution), the Company will be a wholly-owned subsidiary of Cablevision.
Business Overview, page 54
International and Other, page 56
11.	You state on page 22 that because your “networks are highly distributed in the United States” your “ability to expand the scope of [your] operations internationally is important to the continued growth of your business.” Highlight the importance of international expansion to your financials going forward. Assess your ability to expand internationally disclosing the most significant business challenges management expects to encounter in attempting to do so.
Company Response: The requested disclosure has been added to the Form 10. Please see page 59.
Certain Transactions, page 60
2010 Transactions, page 60
12.	We note that you classified the RMH transfer of its ownership interest in News 12 (regional news programming services), RASCO (a cable television advertising company), and certain other businesses to wholly-owned subsidiaries of Cablevision as discontinued operations. Tell us how you considered ASC 205-20-55 with regard to whether the transfer qualifies to be presented as discontinued operations.
Company Response: News 12 operates regional news networks which provide 24-hour local news, traffic and weather services dedicated to covering areas within the New York metropolitan area, which include News 12 Long Island, News 12 New Jersey, News 12 Westchester, News 12 Hudson Valley, News 12 Connecticut, News 12 The Bronx, News 12 Brooklyn and News 12 Interactive, and are different from the Company’s national programming networks demographic and programming content. News 12 provides local news and weather content in Cablevision’s footprint and is carried by other cable distributors in the New York metropolitan area. Cablevision believes that the News 12 programming operations differentiate Cablevision from its competition (DBS and telecommunication distributors) for its cable subscribers.
RASCO primarily represents the local and regional cable television advertising business that earns an agency commission by providing local advertising sales for Cablevision’s cable operations and certain other metro New York based cable companies. The national advertising sales activities of the Company’s programming networks that generate advertising revenue for those networks is separate from RASCO’s local and regional advertising operations. The national advertising results for the Company’s programming networks are presented in continuing operations in the Company’s consolidated financial statements.
News 12 and RASCO are both considered reporting units (as defined in ASC 350-20-35-33 through 35-36) and as such, a component of an entity since their operating results and cash flows are clearly distinguishable, operationally and for financial reporting purposes, from the rest of the Company’s subsidiaries for all periods prior to December 31, 2010. Subsequent to December 31, 2010, there will be no continuing cash flows between the Company and News 12, and the Company and RASCO other than an insignificant amount of continuing cash inflows and outflows to or from the Company related to short-term information system and other transition-related services between the Company, News 12 and RASCO. Subsequent to December 31, 2010, there has been and will be no migration of News 12 and RASCO revenues or costs to the Company. Further, subsequent to December 31, 2010, Cablevision will make all operational decisions related to News 12 and RASCO. The Company does not currently expect it will have any ability to influence the operating or financial policies of News 12 or RASCO, or have any continuing involvement in their operations. The Company also does not expect that it will conduct any business activities similar to those described above for News 12 and RASCO.
For News 12 and RASCO, the Company considered ASC 205-20-55 and since (i) the operations and cash flows of News 12 and RASCO have been eliminated from the ongoing operations of the Company as of December 31, 2010; (ii) the continuing cash inflows and outflows related to the short-term information system and other transition-related services to be provided between the Company, News 12 and RASCO are not significant; and (iii) the Company will not have significant continuing involvement in the operations of News 12 and RASCO subsequent to December 31, 2010, the Company concluded that News 12 and RASCO should be presented as discontinued operations in the Company’s December 31, 2010 consolidated financial statements.
Comparison of Consolidated Year Ended December 31, 2010 . . ., page 63
13.	Please expand your discussion of your results of operations for the periods presented to provide greater analysis to the reasons why decreases or increases in the various line items occurred.
Company Response: The Company’s disclosure approach to the comparative discussion of its results of operations is to focus the discussion of the consolidated results on the relative performance of its two segments — National Networks and International and Other. The consolidated results discussion is immediately followed by sections that separately address the performance of each of the segments. In those sections, the Company provides detailed discussion and analysis of the reasons for increases or decreases in various line items at the segment level. The Company has made a revision to the lead-in to the consolidated results discussion to make clear that the Company has included the required detailed discussion and analysis of year-to-year variations in the “Business Segment Results” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please see page 66.
Business Segment Results, page 65
14.	We note your disclosure on page 67 discussing your management agreement and the resulting fees with Cablevision. You also state that you expect to terminate the management agreement on the Distribution date. In this regard, please disclose if the management agreement will be replaced with another agreement. If you do expect to replace the management agreement discuss the terms of the new agreement and its future impact. To the extent possible, please quantify the effect of the new management agreement.
Company Response: The Management Agreement will be terminated on the Distribution date and the Company will not enter into a new management agreement. Accordingly, this information has been added to the Form 10. Please see page 69.
Liquidity and Capital Resources, page 79
Overview, page 79
15.	Supplement your disclosure to address whether management believes the company’s sources of cash will provide sufficient liquidity on a long-term basis. Note that we consider long-term liquidity to be the period of time in excess of the next 12 months. See Instruction 5 to Item 303(a) of Regulation S-K.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 79 and 80.
Debt Financing Agreements, page 80
16.	Disclose whether the credit facilities currently available to you will remain available upon the incurrence of the New AMC Networks Debt.
Company Response: The requested disclosure has been added to the Form 10. Please see page 79.
17.	We note your statement on page 82 that “[t]he incurrence of the New AMC Networks Debt will significantly increase [your] contractual debt obligations.” Discuss the material effects you expect the increase in debt load to have on the company. Aspects to discuss include, but are not limited to, the amount of contractual debt obligations the company was solely responsible for before the spin-off, your ability to service increased principal and interest payments, how much, if any, additional borrowing capacity will be available under the senior secured credit facilities and whether and how increased leverage might inhibit corporate initiatives.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 79 and 80.
Contractual Obligations and Off Balance Sheet Commitments, page 81
18.	Supplement your statement regarding the New AMC Networks Debt with quantitative figures of expected payments due by period.
Company Response: The contractual terms of the New AMC Networks Debt have not yet been finalized. To the extent possible, the Company has added requested disclosure to the Form 10 on pages 80 through 83. The completed disclosure will be added in a subsequent filing once the terms of the New AMC Networks Debt have been finalized.

19.	Please include interest on debt obligations in your contractual obligations table.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 82 and F-31.
Executive Compensation, page 89
Key Elements of 2011 Expected Compensation from the Company, page 96
20.	Explain whether and how Cablevision 2011 annual incentive awards made to Mr. Sapan and to AMC Networks Inc. executives to-be-named will transition at the occurrence of the Distribution. In addition, generally describe the Company-based performance criteria and objectives with respect to the transition of restricted share and performance awards.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 97 and 98.
Certain Relationships And Related Party Transactions, page 119
21.	Describe the effect and material terms of the Contribution Agreement with Cablevision Systems Corporation and CSC Holdings, LLC (Exhibit 2.2), the Transition Services Agreement with Madison Square Garden, Inc. (Exhibit 10.4) and the Employee Matters Agreement with Madison Square Garden, Inc. (Exhibit 10.5).
Company Response: The requested disclosure with respect to the Contribution Agreement has been added to the Form 10. Please see page 120. Disclosure has not been added with respect to the potential agreements with Madison Square Garden, Inc. because the Company and Madison Square Garden, Inc. have not yet agreed upon the terms of a Transition Services Agreement and an Employee Matters Agreement. As appropriate, additional disclosure will be added in a subsequent filing.
Transition Services Agreement, page 120
22.	To the extent possible, please include quantified disclosure of the amounts payable to Cablevision under this agreement. Similarly, please revise your MD&A to include quantified disclosure of the ongoing financial commitments you will have to Cablevision and Madison Square Garden, Inc., in connection with the separation.
Company Response: The terms of the Transition Services Agreement with Cablevision, and of certain other related party agreements with

Cablevision and Madison Square Garden, Inc., have not yet been finalized. As appropriate, when these agreements are finalized, the Company will disclose the ongoing financial commitments for the material related party agreements with Cablevision and Madison Square Garden, Inc. in the MD&A section of the Form 10.
Report of Independent Registered Public Accounting Firm, page F-2
23.	Please remove the preamble and provide a completed report through an amendment to the filing prior to its effectiveness. In your next amendment identify your auditor in the preamble.
Company Response: The Company has revised page F-2 of the Form 10 in response to the Staff’s comment and has identified KPMG LLP as the Company’s auditor in the preamble. In addition, the Company confirms that the preamble will be deleted in a pre-effective amendment to the Form 10.
Comprehensive Income (Loss), page F-14
24.	Please tell us why a write-down in DISH Network’s non-controlling interest in VOOM HD is included in comprehensive income. Refer to your basis in accounting literature.
Company Response: The adjustment to DISH Network’s redeemable non-controlling interest in VOOM HD is a fair value adjustment accounted for in accordance with paragraphs 40 and 41 of EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, and the Company believes the adjustment should be recognized in accordance with paragraph 33 of Accounting Research Bulletin 51, Consolidated Financial Statements (as amended by FAS 160). However, the Company erroneously stated that the adjustment was included as a component of comprehensive income (loss) in the disclosure on page F-14 of the Form 10 under the caption “Comprehensive Income (Loss)” when in fact this was not correct. Accordingly, the Company has revised its disclosure on page F-13 of the Form 10 to eliminate such statement.
Note 8. Debt, page F-22
Senior and Senior Subordinated Notes, page F-23
25.	Please disclose here and in your liquidity section whether RNS was in compliance with their debt covenants for their senior and senior subordinated notes as of December 31, 2010.
Company Response: The requested disclosure has been added to the Form 10. Please see pages 81 and F-21.
Note 15. Commitments and Contingencies, page F-34

Legal Matters, page F-35
26.	For your material legal matters please provide all the disclosure required by ASC 450-20. Your disclosure should show amounts accrued for loss contingencies and your estimate for reasonably possible losses in excess of amounts accrued.
Company Response: The Company has recognized a loss contingency with respect to the BMI matter, as disclosed on pages 45 and F-32. The BMI matter has been outstanding for a number of years and the Company has been recognizing an accrued liability for license fees over the term of the dispute. In 2010, the Company and BMI reached an agreement in principle with respect to the license fees, for an amount that approximates amounts previously accrued, which were $7.0 million and $6.1 million, respectively, at December 31, 2010 and 2009. As a result of the agreement in principle with BMI, the Company does not believe losses in excess of amounts accrued are reasonably possible of being incurred as of December 31, 2010. The Company has added additional language in response to the Staff’s comment. Please see pages 46 and F-36.
Subsequent to the initial filing of the Company’s Form 10 on March 17, 2011, the Company was named as a defendant in a newly-filed lawsuit claiming damages for compensation-related claims related to events in 2005. The Company has added language with regard to this legal matter in compliance with ASC 450-20. Please see pages 45, 46 and F-32.
Lastly, the Company believes the potential resolution of the DISH Network contract dispute is a gain contingency and in accordance with ASC 450-20, the Company has not recognized any benefit for the financial statement periods presented in the Form 10.
Dish Network Contract Dispute, page F-35
27.	Please tell us how you accounted for the termination of the affiliation agreement and the related dispute. Please provide the journal entries used. Refer to your basis in accounting literature.
Company Response: The termination of the DISH Network affiliation agreement in the second quarter of 2008 resulted in two primary accounting events, (1) the Company ceased recognizing revenue associated with the affiliation agreement effective on the termination date (May 13, 2008); and (2) the Company recorded an impairment charge to write-off a $15.0 million net deferred carriage fee asset associated with the DISH Network affiliation agreement. The following is a summary of these accounting events:
(1)	Revenue Recognition — The Company ceased recognizing revenue associated with the affiliation agreement effective May 13, 2008. Although the term of the affiliation agreement does not expire until 2020, the Company determined it did not meet revenue recognition standards in accordance with Staff Accounting Bulletin 104, Revenue Recognition (“SAB 104”), since persuasive evidence of an arrangement no longer existed, and on May 13, 2008 DISH Network ceased transmission of the VOOM HD signal to its customers indicating that it no longer accepted delivery of the VOOM HD programming services.

(2)	Deferred Carriage Fee Asset — Prior to the affiliation agreement termination, the Company had a remaining net book value of a deferred carriage fee asset associated with the DISH Network affiliation agreement of $15.0 million. During the second quarter of 2008, DISH Network gave the Company notice of its termination of its affiliation agreement with VOOM HD. As such, no revenue associated with the DISH Network affiliation agreement was recognized subsequent to May 13, 2008 because the contract had been terminated. These events were considered a triggering event that required testing recoverability of VOOM HD’s long-lived assets as described in paragraph 8 of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”).

The Company determined that the deferred carriage fee asset is a contract-related intangible asset such that its recoverability is solely supported by cash flows that were to be generated from the DISH Network related affiliation agreement. In determining the recoverability of the long-lived asset, the Company determined that the only future cash flows from the eventual disposition of the deferred carriage fee asset would be derived from potential damages awarded to the Company in the pending lawsuit with DISH Network. At the time of the affiliation agreement termination, the probability of receiving damages in the lawsuit was unknown. As such, the probability-weighted approach to estimate the amount of possible future cash flows with the likely course of action could not be performed, as the asset did not have any future ‘operating’ use. Accordingly, any future damages from the lawsuit should be treated as a gain contingency under SFAS 5 and should not be included in the cash flows used to test for recoverability. This conclusion is further supported by Statement of Position 96-1, Environmental Remediation Liabilities, which states that if the claim is the subject of a litigation, a rebuttable presumption exits that realization of the claim is not probable. As such, the Company determined that the future cash flows from the eventual disposition of the deferred carriage fee asset was zero and the fair value of the deferred carriage fee asset was zero and therefore the entire remaining net book value of $15.0 million was recorded within depreciation and amortization expense (including impairments) as an impairment charge in the Company’s consolidated financial statements.

Since the deferred carriage fee asset was a contract-related intangible asset, the impairment charge at the termination date was recorded as follows:

Dr. Depreciation and amortization expense (including impairments) . . . . . . . . . . .. . $15.0 million
Cr. Accumulated amortization of deferred carriage fees asset . . . . .. . . . . . . . . . . . . . . . . . . .. .   $15.0 million

The impairment charge is disclosed under the heading “Deferred Carriage Fees” on page F-13 of the Form 10.
Note 19. Interim Financial Information (Unaudited), page F-43

28.	Please disclose the reason(s) for material differences in net income between quarterly periods presented.
Company Response: The requested disclosure has been added to the Form 10. Please see page F-40.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are shown in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 1 to the Form 10.
* * * * * *
In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 273-7390.

Very truly yours,
/s/ Joshua W. Sapan
Joshua W. Sapan
President and Chief Executive Officer

cc:	Jonathan Groff
Inessa Kessman
Dean Suehiro
(Securities and Exchange Commission)

Jamie Gallagher
(Executive Vice President and General Counsel)

John P. Mead
(Sullivan & Cromwell LLP)

Leonard Sturm
(KPMG LLP)